September 29, 2022

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Mary Beth Breslin, Isaac Esquivel, Shannon Menjivar

Re:	Liberty Media Acquisition Corporation Form 10-K for the Year Ended December 31, 2021 Filed March 31, 2022 File No. 001-33920

Dear Mses. Breslin and Menjivar and Mr. Esquivel,

Set forth below is a response to the comment contained in the Staff’s letter to Renee L. Wilm, Chief Legal Officer and Chief Administrative Officer of Liberty Media Acquisition Corporation (the “Company”), dated September 15, 2022, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”). For your convenience, our response below is preceded by the Staff’s comment. Also set forth below for the Staff’s consideration is proposed disclosure that the Company intends to include in its next Quarterly Report on Form 10-Q in the form substantially as presented below.

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Form 10-K for the Fiscal Year Ended December 31, 2021

General

1.	Comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company’s sponsor is not, is not controlled by and does not have substantial ties with a non-U.S. person. The Company will continue to monitor this matter but at this time does not believe that any additional disclosure is necessary.

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In addition, we are providing the Staff with proposed disclosure that the Company intends to include in its next Quarterly Report on Form 10-Q in the form substantially as presented below. In reviewing this proposed disclosure, the Company refers the Staff to the Preliminary Proxy Statement on Schedule 14A, filed on September 29, 2022, with respect to a proposed amendment to the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) which, if approved by stockholders and effected by the Company, will ultimately result in the Company ceasing all operations and winding up earlier than the mandatory liquidation time set forth in the Charter as currently in effect. The Company will continue to evaluate and revise its disclosure, as appropriate, in light of the proposed transactions described in the Preliminary Proxy Statement.

The Company is proposing, in its next Quarterly Report on Form 10-Q, to revise its existing risk factor in Item 1A of the Form 10-K (“If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.”) to add the following disclosure:

We have filed with the Securities and Exchange Commission a proxy statement relating to a proposed amendment to our amended and restated certificate of incorporation which, if approved by our stockholders and effected by our company, will result in the dissolution of our company prior to December 30, 2022. For additional information regarding the proposed amendment, as well as its impact on our company and redemptions of our securities, we refer you to the Definitive Proxy Statement on Schedule 14A filed on [●]. While the funds in the Trust Account have, since the IPO, been held only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries, to mitigate the risk of being viewed as operating an unregistered investment company (including pursuant to the subjective test of Section 3(a)(1)(A) of the Investment Company Act of 1940) and to facilitate redemptions of public shares if the amendment is approved and implemented, we will, prior to the date of the special meeting of stockholders, instruct Continental, the trustee for the Trust Account, to hold all funds in the Trust Account in cash until the earlier of the consummation of an initial Business Combination and the liquidation of the Company.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (720) 875-5444.

Very truly yours,
/s/ Katherine C. Jewell
Katherine C. Jewell

cc:	Renee L. Wilm – Liberty Media Acquisition Corporation Brittany Uthoff – Liberty Media Acquisition Corporation

Pavlos Mettis – Marcum LLP